Exhibit (a)(5)(xi)

Roche Investors/Analysts Conference London

Strategy & Finance – Session 2

Q&A Session

From the floor

Just to get the feel, if the dollar is going to go up similar to -- say the dollar goes up 5%, what will that do to your margins?  Because I've got the feeling you've had some pressure.  So are you going to have any benefits, if that's what it says?

Alan Hippe

It's page 31 of the financial report where we have the currency sensitivities.  And we have it then, the sensitivity.  And it says, "The impact of 1% rise in the average exchange rate, versus Swiss franc.  And when the U.S. dollar goes up by one here and the sales go up by CHF147 million and the core operating profit goes up by CHF48 million.

Severin Schwan

That's a pretty concrete answer.  Thank you Alan.  And times five, and you have it.  It's 31.

From the floor

[inaudible] R&D spend.

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Severin Schwan

No, in the finance report.  Sorry about that.

From the floor

Can I ask one more question?  This is a question that you probably can answer.  You have Illumina micro arrays.  So how do you see that, is it going to work next to each other or do you'll have to give some stuff back to Health Metrics or how does that work?

Severin Schwan

Our assumption is that we would keep our current platforms.  We believe they are complementary.  And we also believe it's a robust competitive environment.  So we would also be able to keep the various components of our portfolio.

From the floor

Is it because it's different [levels] or different --

Severin Schwan

I'm less familiar on the micro arrays.  It's a very small business we have there.  I know there are complementary effects.  But really for that, you can't try and break out any more, but there are differences.  I'm not an expert on that.  But Dan could answer this question to you.

From the floor

Regarding business development opportunities that you see, given current valuations -- and obviously you've committed to Illumina -- how do you see the relative attractiveness of opportunities within the two areas, bio-pharmaceuticals and diagnostics?  Obviously some of your competitors are paying very, very large premiums for late-stage products.  It would seem that given a fewer number of buyers, there may be more value elsewhere.  Is that broadly what comes through your thinking, in terms of your capital allocation?

Severin Schwan

We have a very opportunistic approach here.  We are not saying that we want to do a certain number of deals at a certain stage, in a certain division.  We look at each opportunity and then we look whether this makes sense, from a strategic point of view and of course also very much from a financial point of view.

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But indeed, if I look back over the last year, then clearly what you see is on the pharma side, we did a lot of deals in the early stage.  We looked, I believe at 2,500 opportunities and we had 80 deals.  And you don't hear a lot about them because they are early stage and they are small deals.  We had some bigger ones, like [Anodys] in the hep C area.  But the vast majority of transactions, and deals and partnerships we did was in-licensing deals, smaller franchises, also product acquisitions but at early stage.

On the diagnostic side, however, indeed we had already three acquisitions, as Dan has presented today, smaller ones, but still established businesses, established technologies which were already commercialised.

So from my own experience, if I look back over the last year, I would in fact confirm what you are saying, that we saw more value in early-stage deals on the pharma side and we went for more established businesses on the diagnostic side.  But then again, as we go forward, this might change.  It really depends on the specific opportunity.  And we would not have a policy as such, to go into this or into that direction.

From the floor

I've got a couple of questions. I'll leave the dividend one for second.  I'll start with the sales.  So with the top-line outlook -- you've had a tough year in '11.  And then you're guiding for low to mid single-digit growth for '12.  But looking out into the medium term, is that mid single-digit type growth what you're aiming for?  Would you hope to get back to double-digit?  And if so, can you talk a little bit about the swing factors?  It mainly seems to be dalcetrapib.  And obviously you've got some of these cancer launches.  But they kind of don't move the dial so much.

Severin Schwan

I would argue with you on that one.  If you look at the late stage entities we have in our pipeline, then I would say some of them can be real game changers.  You mentioned dalcetrapib.  That of course is a high-risk [inaudible].  But it's not only dalcetrapib.  Look at ocrelizumab.  If the data of ocrelizumab are confirmed in Phase III, if we don't run into safety issues, this will change how we treat MS, which is a huge market, as you know.

Look into MetMAb, this targeted treatment in lung cancer.  If this is confirmed, that periostin positive lung cancer patients profit from MetMAb -- sorry.  This was the next one, lebrikizumab -- for MetMAb.  If this is confirmed, imagine.  This opens up 50% of all lung cancer cases, huge, potentially huge.

Lebrikizumab, another one.  We have seen really, really exciting data in Phase II for periostin positive patients, where we could achieve efficacy levels which are simply not achieved with current treatments for asthma.  So imagine, we could move the standard of care in asthma, a huge disease.

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Now in terms of our growth potential, if all of them would read out positively, we would have tremendous growth.  We would have a series of blockbusters coming to the market over the next five years.

If none of them makes it -- take the other extreme -- then I think our growth will level off at some time.  So there is something in between.  But if I talk about the pipeline today, compared to a year ago, my confidence level has gone up because we have made a lot of progress and because we have seen very concrete Phase III trials for three new entities getting into the market.

So yes, my tone today is more positive than it was a year ago, due to the progress we've made.  But the volatility, in terms of potential growth, is still highly dependent on the outcome of specific trials which we see coming through, over the next years.

From the floor

It's not a very difficult one on the dividend, I hope.  I just want to be clear on the policy.  So it used to be that you would grow the dividend in line with the core earnings growth.  And that is not the policy.  The policy is simply it will be an --

Severin Schwan

No, actually we had, as you know, historically, a relative low payout ratio.  And there was a period where we actually grew the dividend much beyond core earnings.  And we increased our payout ratio pretty dramatically.  And this was four years ago.  And at that time, we gave a guidance.  And we said, "Over the next three years, we want to increase our payout ratio because we want to bring it into a competitive and top-tier level."  We are now in a range where we are well-positioned, versus our key competitors.

And last year we gave a guidance.  And we said, "Yes, we want to grow dividend in line with core earnings."  And what we meant is at constant currency rates because we didn't foresee the enormous fluctuations which we saw then happening last year.

And actually, if we would have stuck to this guidance which we gave at the beginning of the year, we would have needed to decrease the dividend, in Swiss francs.  And therefore, in the middle of the year, we put in a floor.  And we said, "We'll grow at least at previous years."  But [inaudible] than we were reacting to a changing environment, driven by currency fluctuations.

So this time, what we do, is we say, "Well, we keep a very attractive dividend policy as we go forward.  But think about it in the context of what we did in the past."  We are not taking a U-turn here.  And therefore, you shouldn't be worried about the dividend.

And more specifically, what we wanted to emphasise today is that our dividend policy is not influenced by the Illumina transaction because we feel that we have the

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financial strength.  We have the credit rating to finance Illumina at very attractive terms.  And that should not influence how we distribute dividends.

From the floor

I guess I wasn't worried.  But it's whether it follows the growth of the Swiss franc growth of the earnings or that's no longer.

Alan Hippe

And the problem is here, when you have these currency fluctuations, you trip yourself to a certain extent.  It would have meant we have to bring the dividend down, in absolute terms.  I think that's not the target here.  I think, very clear, as we've said, I think now a very attractive dividend policy gives us more flexibility in case of these fluctuations, or if these fluctuations occur.

From the floor

For Alan, would you agree with the earlier comment that the major 12 drug companies in the world are paying something like 75% of their earnings in cash dividends?  I don't believe that's true at all.

Alan Hippe

Look.  To be honest, I don't know exactly.  But yes, actually you might know.

Unknown Speaker

Dividend plus buyback

Alan Hippe

Dividend plus buyback, yes.  But look. I think the question is always how we employ our capital.  And I think, on one hand, we want to grow the company.  I think that's one thing.  And we do that in a very value-creative manner, even when you look at a bottom-up approach.  So that's fine, I think.

And the other point is, okay, we stand for an attractive dividend policy.  And I think we have to balance that out.  And I think that's what the business is about and what Roche is about.

From the floor

We did that and I think we came up with 50%.

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Alan Hippe

If you have the offline discount.

Severin Schwan

I think we feel comfortable with what we're doing and I hope it comes across.

From the floor

Just one follow up.  Previously, 12 months ago, you indicated, both of you separately, in your own different styles, that if the dalcetrapib data -- if dalcetrapib was not successful, given the way you viewed the business then, you indicated that Roche Research would need to be right-sized for what your assessment for revenue forecast looked like, i.e. you would consider another restructuring.

My question is, given you've expressed -- that was the impression that I was strongly left with, that the cost base would be considered in light of negative outcome for the metabolic franchise.  That's the impression I got, rightly or wrongly.  So my question is given what you've expressed as greater confidence in the pipeline, outside dalcetrapib, does that mean that that perception which I took -- however you meant me to take it, that's how I took it -- is that less relevant because now you feel that actually we have more growth potentially coming from [inaudible] assets.  And therefore any cuts or downsizing isn't likely to be as great?

Severin Schwan

Let me qualify a bit the statements on dalcetrapib.  Certainly the question we have around dalcetrapib is the necessity for investments into marketing and sales because for dalcetrapib, we would address a completely different customer group.  And as such, the question is how much M&D investments do we need to be successful with dalcetrapib?  And related to that, do we do it on our own or do we do it with external partners?  And these are open questions.

But certainly, the M&D investment we need for dalcetrapib is different than for a highly-specialised oncology drug.  I think there was a long discussion about that.  But also to make this clear, if dalcetrapib is positive, the M&D investment is my least worry.  I'm more than happy to invest into a positive dalcetrapib.  But on the R&D side, I would not connect the two.

Now of course, it is true, in a very broad sense, that if your business is growing in size, you can afford more.  And actually you need more investments into R&D to feed the animal, which gets bigger.  But this is only in a very high-level, rough view.  And of course, if you are a 40 billion company, you invest more into R&D than if you are a 1 billion company.  So in this broad sense, of course there is a relation.  But I would certainly not connect it to dalcetrapib.  And this is why I hesitated when you said this.

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There is no reason for me to increase R&D because the outcome of dalcetrapib is positive.  I don't see this relationship.

From the floor

So would you care to put a figure on your annual R&D spend?

Severin Schwan

Yes.  What I can indicate, is from what we see here, at least in the short and medium term, is that we keep a stable R&D cost development, as we had in the past year.

From the floor

Constant currency or --

Severin Schwan

In principal, I'm always talking about constant currencies if I give a guidance.  If there would be huge currency fluctuations, then I would not increase or decrease, say investments in the U.S. necessarily because the dollar goes up 10% or goes down 10%.  So we'll be thinking in local currencies.  But what I wouldn't give you is now it goes up 1% or it goes down 1%.  Here is a certain range where we want to give [inaudible].

And of course, as you know, it also depends on how the pipeline evolves.  If you have a successful trial, then of course you go into new indications and you invest more.  And if a trial is not successful, then of course you stop all the follow-on indications.  So there's always a bit of a fluctuation in this respect.

From the floor

Just back to the question on free cash flow conversion on the chart you put up at the interim.  And I think, from memory, you were mid-table on that.  Are there any structural reasons why you can't be best in class on free cash flow conversion, as a group?  At the interim, you put up a slide on free cash flow as a percentage of sales. And given the net working capital and the big focus on free cash flow, just broadly, are there any reasons why you can't be best in class?

Alan Hippe

Look, perhaps not a good reason.  And we strive for that.  I think otherwise we wouldn't address it.  And let's see where we can get to.  The only thing I'm not really committed to today is to give you really an exact number and where we would like to be.  But what I can say is we're committed to improve.

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Severin Schwan

It's certainly an area we want to work on.  There is no doubt.

From the floor

I guess the question was more does Diagnostics have a different perspective, in terms of what you can do there or is your business mix giving you any reason --

Severin Schwan

No, no.  Diagnostics is also very much in the focus here, very much so.  Actually, on the diagnostic side, it's more capital intensive than the Pharma side, if you like, in relative terms, not in absolute terms, of course.  But in relative terms, you can argue the opportunity is even bigger because it's more capital intensive.  So this is very much in the focus as well.

Alan Hippe

It's actually we're aware of the fact that the cash flow generation in diagnostics went down in the year 2011, compared to 2010.  But as said, I think it's the same token.  We have mentioned the [Itashi] situation.  We have mentioned also the receivable situation.  But nevertheless, I think we have to see the rebound in 2012 very clear.  And this is addressed.

From the floor

And then a second.  You've clearly focused on '11 growth rate being roughly 50%, 60% operational, 50% to 60% financial engineering, roughly.  Well, it was 6% --

Alan Hippe

Well, I think that's fine.  That's a good guess.

From the floor

Well, it is what it is.  Does that mix change in '12 at all?  And at what point in time for double-digit growth, does it become predominantly driven by the operational part of the business?

Alan Hippe

Look.  I think, first of all, double-digit is not what we're guiding for.  High single-digit, this is what we're guiding for.  And look, I think there is no reason to say the pattern in 2012 will be completely different, compared to 2011.  And now we can debate how

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close this will get.  But really this is, as Severin said, I think we have a lot of uncertainties coming.  I think they're changing and we will see.  And there will be opportunities.  But I think the basic pattern is perhaps not, well --

Severin Schwan

And there is, of course, additional leverage on the finance side because the data are going down, there is no doubt.

From the floor

I was quite interested in the comments you made during the main presentation, regarding investment in manufacturing in India.  And I was just wondering again, just specifically thinking about India and China, how do you view, in the biologics arena, brand positioning in what are likely to be primarily bio-similar markets in the long run?  Is it a volume market and therefore Roche will be marketing a, let's say Herceptin, Avastin, MabThera, at deep discount, compared to Western prices?  Do you think that you can position the brand and charge a premium over what would be ultimately a much cheaper -- or potentially a cheaper bio-similar?

Severin Schwan

Now first of all, I would say the dynamics are very different in China to India, insofar as that patents in China are really protected, whereas in India, you have a patent law.  But actually the patents are not enforced.  So there is a huge difference here.

And that means, for us as a company, which is really focused on the innovative tracks, it has been much more difficult to be successful in India than it has been in China.  And we see a completely different size of the business.  We see a different growth of the business.

Now specifically for the bio-similars and the value of the brand, yes, there is certainly a value of the brand, especially if it comes to very specialised drugs, where it is a matter of death or live, as it is the case for a drug like MabThera or Rituxan.  But I also believe that, over time, the value of the brand will diminish in the emerging markets.  And it will diminish the more the financing gets from the private into the public sector because the more it gets into the public sector, the more you are dealing with, if you like, professionals, payers who buy big volumes and who care much less about the brand.

So if we lose patents in a country like China, eventually we have to make a decision, are we still competing in the market or are we out in the market, as it is the case in the developed countries.  I see more of a pattern in this direction than the other way around.  I think the brand value will diminish overall in those countries, because public financing gets more important for truly innovative drugs.

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For bio-similars, I do believe we have a chance to compete.  The dynamics in bio-similars are different.  And I think we have a good chance, not only in emerging markets, but on a global scale, to compete.  That would certainly mean that we also have to adjust prices, to a certain degree.  But here, I do believe we have a chance to compete.  A good example for that is NeoRecormon with the Epogin.  We had to decrease prices quite substantially, actually, in countries like Germany, but we kept our volume share.  And if this is possible for a product like NeoRecormon, then I'm pretty confident that we can really compete with a product like Herceptin or MabThera at different price levels.

But again, stepping one step back, the prime strategy, of course, is to bring new products.  That is clear.  And in China, we will only be successful in the long term, if we bring in products like Pertuzumab or the other products which we discussed beforehand.  And for those innovative products, which are really protected in China, there is a huge potential.  There is no doubt.

From the floor

I just wondered.  You mentioned earlier that you'd had a look at about 2,500 potential opportunities in Pharma.

Severin Schwan

That was actually on a corp level, to be specific.  It was 2,500 on a corp level.  But the vast majority is on the Pharma side.

From the floor

Is that, as a number, if you were looking at how many opportunities you've come across over time, is that a number that's increasing or decreasing, broadly speaking?

And then secondly, how do you assess the balance of deals that are available to you, at early stage versus late stage, because I know there's been a history in the industry of the perception that big pharma overpays for late deals and doesn't look at early-stage deals enough.  Clearly, within your business, you look a lot at early-stage deals.  Both within Roche and at an industry level, do you think that balance is changing?

Severin Schwan

Yes.  Roche and actually also Genentech, have a long track record of looking at early-stage opportunities.  We pride ourselves to be really cutting-edge on the science side.  And as such, our scientists have well-established networks into academic institutions with other companies.  And we are very interested to spot those opportunities early and then really internalise such opportunities by respective in-licensing deals and collaborations.

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So we have a long tradition of watching out, at a very early stage.  And I think this can be a competitive advantage.  If you are really, really good on the science front, if you really understand the field, I think you have a higher likelihood of spotting the really interesting opportunities.  And actually you're also a more interesting partner in those respective areas where you are active.

We hear from many of our partners.  They have proactively come to us because they know that we have been investing in this field, because they know that we understand the basic science.  And because of this understanding, we can also contribute to the development of the specific opportunity.

So I would say yes, we take a very special focus on early opportunities.  But it does not mean that we don't look at the latest stage 1's as well.  We do look at them.  But let me put it like this.  I think that's another angle, how I can look at this question.  I think the later the opportunity comes, the more it is an auction process and the more competitive the situation is.

If you look at a Phase II asset, which is ready to be -- where you have proof of concept, you have basically today, in an auction process, you have 20 companies look at it.  And the highest bidder eventually gets the product, unless you have something very, very specific which you can add into the equation.  I think this is different when you are at a very early stage.  Then your edge on the science side can provide you with a real competitive advantage, by spotting things early and by being an interesting partner for those companies.

From the floor

So very quickly on the direction, if I could have your view, do you see the number of opportunities improving?  Are you optimistic or pessimistic about that environment for early-stage deals?

Severin Schwan

From what we see, we have a very good deal flow.  If I look at the recent past, actually we had a stable, good deal flow.  Actually, 2011 was a good year.  It was more than average.  But I wouldn't make a trend out of this.  It is one data point. But we see continued interest.

From the floor

I just wondered how you saw hepatitis C fitting in with those comments you were making, because obviously you do have a lot to add because you have a lot of experience.  And obviously Phase II assets, you talked about that bidding process.  So were you too late or --

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Severin Schwan

Then in the bidding process, if you look at later stage assets, then of course the economics come into the equation.  And then you have to make a judgment whether this is still in line.  And you see what has happened in the market. And we came to different conclusions.  I'm not saying one is right or the other is right.  But you can see from our action what attitude we took at these very concrete opportunities, which were traded wildly in the community.

From the floor

But could you have spotted these earlier, like you want the earlier opportunities.  Have you found some?

Severin Schwan

First of all, we did spot certain opportunities much earlier.  If you look at mericitabine, we worked with pharma asset at a time when nobody else was working with pharma asset.  So somehow our scientists must have recognised something here.  And the same is true with [inaudible], which we brought in from the outside.  But there is one thing about virology that -- actually, you have to wait pretty long in virology until you see whether it works or not.  Experience shows that lots of companies are working in virology.  It's normally easier targets, in a sense, than other diseases.  Everybody jumps on virology.  And lots of companies have early successes.  And what experience shows is lots of those trials fail.  And some make it.  Some are really good and some turn out to be very valuable.

From the floor

There is only one winner, normally [inaudible].

Severin Schwan

Of course, if there is a drug out there which has additional medical benefit, it's only fair that you are going to be replaced.  I would say that the combination therapies, there are probably different types of combinations which will have their place in the market.  We'll see how it plays out.

[End]

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